Exhibit 12.1

Statement Setting Forth Detail for Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year ended December 31,
	1999	2000	2001	2002	2003

Interest expense	$2,185	$6,333	$8,065	$4,585	$3,384

Income before income taxes	492	(330)	5,664	11,322	12,626

Ratio of earnings to fixed charges (1)	1.2	—	1.7	3.5	4.7

(1)     Ratio of income before taxes plus interest expense to interest expense. For the year ended December 31, 2002, we had a deficiency to cover fixed charges of $330,000.